AOG INSTITUTIONAL DIVERSIFIED TENDER FUND

11911 Freedom Drive, Suite 730

Reston, Virginia 20190

September 22, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       AOG Institutional Diversified Tender Fund (the “Fund”)

Request for Withdrawal of Registration Statement on Form N-2

(File No. 333-268694)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund respectfully requests that the U.S. Securities and Exchange Commission withdraw the Fund’s Registration Statement filed via EDGAR on Form N-2 (accession no. 0001580642-22-006087), together with all amendments, supplements and exhibits thereto, originally filed with the Commission on December 7, 2022 (the “Registration Statement”). The Fund has determined not to commence operations and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares, and no securities were sold under the Registration Statement.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter.

Questions and comments concerning this request may be directed to Martin Dozier at (404) 881-4932.

Sincerely,

/s/ Jesse D. Hallee
Jesse D. Hallee
Secretary of the Fund

cc:        Martin Dozier, Esq.

Frederick Baerenz